Exhibit 99.1

Qilian International Holding Group Limited Reports Financial Results for the First Six Months of Fiscal Year 2022

Jiuquan, China, September 30, 2022 (GLOBE NEWSWIRE) -- Qilian International Holding Group Limited (Nasdaq: QLI) (the “Company”), a China-based pharmaceutical and chemical products manufacturer, today announced its unaudited financial results for the first six months of fiscal year 2022 ended March 31, 2022.

Mr. Zhanchang Xin, Chairman and CEO of the Company, commented, “Under the impact of uncertain political climate and COVID-19 variants, the prices of agricultural and energy products have been increasing globally in 2022, which also led to reduced profitability of the manufacturing industry in general. Our half-year report in 2022 presents a revenue of approximately US$32.1 million, an increase of 7% over our revenue during the same period of time in previous year. Our profit fell by 89% to US$249,681 due to increasing raw material prices, as compared to our profit during the same period of time in previous year. ”

“We expect to complete certain construction projects in 2023. Along with expected control of COVID-19 pandemic in China, we expect the company’s new growth in 2023.” Mr. Xin added.

Financial Highlights for the Six Months Ended March 31, 2022

	For the Six Months Ended March 31,
($’000, except per share data)	2022	2021	% Change
Revenue	$32,086,522	$29,939,173	7%
Gross profit	$2,820,252	$4,090,663	-31%
Gross margin	8.8%	13.7%	-5%
Income from operations	$1,227,245	$2,271,941	-46%
Net income	$249,681	$2,245,327	-89%
Net Income attributable to Qilian International Holding Group Limited (“Qilian International”)	$87,862	$2,350,584	-96%
Basic and diluted earnings per share	$0.00	$0.07	-97%

Revenue increased by 7% year-over-year to $32.1 million for the six months ended March 31, 2022 from $29.9 million for the same period of the prior fiscal year. The increase in revenue is primarily attributable to the increased sales from heparin products and Sausage casing, and natural fertilizer and the appreciation Renminbi (“RMB”) against U.S. dollars (“USD”), from an average exchange rate of 1 USD = 6.5541 RMB for the six months ended March 31, 2021 to an average exchange rate of 1 USD = 6.3712 for the six months ended March 31, 2022.

Gross profit decreased by 31% to $2.8 million for the six months ended March 31, 2022 from $4.1 million for the same period of the prior fiscal year. Gross margins were 8.8% and 13.7% for the six months ended March 31, 2022 and 2021, respectively. The decreased gross profit was mainly due to decreased gross margin from licorice products, the cost per unit of which has increased significantly compared to the six months ended March 31, 2021.

Income from operations was $1.2 million for the six months ended March 31, 2022, compared to income from operations of $2.3 million for the same period of the prior fiscal year, due to the decrease of gross profit.

Net income was $0.2 million for the six months ended March 31, 2022, compared to net income of $2.2 million for the same period of the prior fiscal year mainly due to the decreased gross margin described above and increased investment loss from marketable securities.

Net income attributable to Qilian International was less than $0.1 million or earnings per share of $0.00 for the six months ended March 31, 2022, compared to net income attributable to Qilian International of $2.4 million, or earnings per share of $0.07, for the same period of the prior fiscal year.

Unaudited Financial Results for the Six months ended March 31, 2022

Revenue

For the six months ended March 31, 2022, revenue increased by $2.1 million, or 7%, to $32.1 million from $29.9 million for the same period of the prior fiscal year. The increase was mainly due to the sales increase from heparin products and Sausage casing, and natural fertilizer, as well as the appreciation of RMB to USD for the six months ended March 31, 2022.

For the six months ended March 31, 2022, revenue from heparin products increased by $0.8 million or 9.9%. The increase was due to increase quantity of heparin products sold. The quantity of heparin products sold increased by 31% from 1.0 million grams for the six months ended March 31, 2021 to 1.3 million grams for the six months ended March 31, 2022 , which contributed $2.4 million of increased sales and was mainly driven by increased demand from pharmaceutical customers. Due to the COVID-19 Omicron variant continued to develop globally, global demand for prescription medicines, vaccines and medical devices increased. This increase was partially offset by the decrease of average selling price by 16% from RMB 51 per gram for the six months ended March 31, 2021 to RMB 43 per gram for the six months ended March 31, 2022 , which contributed to a $1.6 million decrease..

For the six months ended March 31, 2022, revenue from oxytetracycline products, licorice products and TCMD increased by approximately $0.4 million, or 2%. The increase was due to the appreciation of RMB to USD for the six months ended March 31, 2022. Renminbi (“RMB”) against U.S. dollars (“USD”) exchange rate changed from an average exchange rate of 1 USD = 6.5541 RMB for the six months ended March 31, 2021 to an average exchange rate of 1 USD = 6.3712 for the six months ended March 31, 2022. For the six months ended March 31, 2022, the sales denominated in RMB for oxytetracycline products, licorice products and TCMD decreased by approximately RMB 1.3 million, or 1%, from approximately RMB 127.7 million for the six months ended March 31, 2021 to approximately RMB 126.5 million for the six months ended March 31, 2022. The average selling price of oxytetracycline products decreased by 5% from RMB77 per unit for the six months ended March 31, 2021 to RMB 73 per unit for the six months ended March 31, 2022 in order to stimulate sales of the products. These decreases were partially offset by an increase in quantity of oxytetracycline products, licorice products and TCMD sold by 3%, due to the lower selling price.

For the six months ended March 31, 2022, revenue from fertilizer increased by $0.5 million or 254.8%. In the fiscal year ended September 30, 2021, we expanded our manufacturing capacity and the production of fertilizer was interrupted for almost ten months. Limited products were manufactured for the six months ended March 31, 2021. We resumed normal production of fertilizer in October 2021.

The appreciation of RMB against USD contributed $0.9 million increase of revenue for the six months ended March 31, 2022.

Cost of revenue

Cost of revenue increased by $3.4 million, or 13%, to $29.3 million for the six months ended March 31, 2022 from $25.8 million for the same period of the prior fiscal year. The increase in overall cost of revenue was mainly due to the following reasons: (1) increase of sales from heparin products and Sausage casing, and natural fertilizer, which increased cost of revenue by $0.7 million and $0.4 million respectively; (2) increase of cost from oxytetracycline products, licorice products and traditional Chinese medicine derivatives (“TCMD”) of $2.3 million and (3) appreciation of RMB against USD, which contributed $0.8 million increase of cost of sales.

Gross profit

Gross profit decreased by $1.3 million, or 31%, to $2.8 million for the six months ended March 31, 2022 from $4.1 million for the same period of the prior fiscal year, mainly due to the decrease of gross margin of $2 million from oxytetracycline products, licorice products and TCMD, partially offset by the increased gross margin from heparin product and natural fertilizer. As a result, gross margin percentage decreased to 8.8% for the six months ended March 31, 2022 from 13.7% for the same period of the prior fiscal year.

Gross profit margin for oxytetracycline products, licorice products and TCMD decreased by 10.3% for the six months ended March 31, 2022 as a result of the decreased selling price for licorice products in the current year, compared to the same period of prior year, as the price went down as demand decreased as the international trading was affected by the war between Ukraine and Russia. On the other hand, cost per unit increased by more than 10% due to supply chain interruption as well as the inflation in the global market, and restraint from logistics as affected by the COVID-19 pandemic. Gross margin percentage for heparin and sausage casing products and natural fertilizer increased by 4.7% and 3.6%, respectively, for the six months ended March 31, 2022 compared to the same period of prior year due to lower unit cost with a flat sales price per unit. The price of raw material used for these products were less volatile as the raw materials are mainly domestically in China.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $1.6 million for the six months ended March 31, 2022, representing a decrease of approximately $0.2 million, or 12.4%, from $1.8 million for six months ended March 31, 2021. The decrease was mainly attributable to decreased marketing and advertising expense of approximately $0.2 million as we had significant IPO related marketing expense for the six months ended March 31, 2021.

Income before income taxes

Income before income taxes was $0.4 million for the six months ended March 31, 2022, compared to income before income taxes of $2.5 million for the same period of the prior fiscal year.

Net income and net income attributable to Qilian International

Net income was approximately $0.2 million for the six months ended March 31, 2022, compared to net income of $2.2 million for the same period of the prior fiscal year. After deducting non-controlling interests, net income attributable to Qilian International was approximately $87,862 for the six months ended March 31, 2022, compared to net income attributable to Qilian International of $2.4 million for the same period of the prior fiscal year.

Earnings per share-basic and diluted

After deducting non-controlling interests, earnings per share attributable to the Company was less than 0.01 per basic and diluted share, for the six months ended March 31, 2022, compared to earnings per share of $0.07 per basic and diluted share, for the same period of the prior fiscal year.

Weighted average number of shares outstanding was 35,750,000 for the six months ended March 31, 2022, compared to 32,428,571 for the same period of last fiscal year.

Financial Condition

As of March 31, 2022, the Company had cash of $11.7 million, compared to $10.5 million as of September 30, 2021. Total working capital was $20.8 million as of March 31, 2022, compared to $22.2 million as of September 30, 2021. As of March 31, 2022, the Company had bank acceptance notes payable of $9,674,845. The bank acceptance notes payable are lines of credit extended by China Zheshang Bank that can be endorsed and assigned to vendors as payments for purchases. As of March 31, 2022, the Company pledged $5,149,898 of the bank acceptance notes receivable to secure the bank acceptance notes payable.

Net cash provided by operating activities was $4.2 million for the six months ended March 31, 2022, compared to net cash provided by operating activities of $9.7 million for the same period last year. The decrease of cash provided by operating activities was due to the $2.0 million decrease of net income, and decrease of $4.0 million from change of operating assets and liability, primarily driven by the change of bank acceptance note receivable.

Net cash used in investing activities was $3.4 million for the six months ended March 31, 2022, compared to net cash used in investing activities $21.1 million for the same period last year. The decrease was due to $20.0 million cash used in investment made for available-for-sales securities for the six months ended March 31, 2021.

Net cash provided by financing activities was $3.1 million for the six months ended March 31, 2022, compared to net cash provided by financing activities $19.4 million for the same period of last year. The decrease was mainly due to the cash of $24.0 million received from ordinary shares issued in the Company’s initial public offering, offset by $7.6 million decrease of net cash repaid for bank loans for the six months ended March 31, 2021.

About Qilian International Holding Group Limited

Qilian International Holding Group Limited, headquartered in Gansu, China, is a pharmaceutical and chemical products manufacturer in China. It focuses on the development, manufacture, marketing and sale of licorice products, oxytetracycline products, traditional Chinese medicine derivatives product, heparin product, sausage casings, and fertilizers. The Company’s products are sold in more than 20 provinces in China. For more information, visit the company’s website at http://ir.qlsyy.net/.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, financial needs and the successful construction of the pig by-product processing project facility. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

Qilian International Holding Group Limited
Email: ir@qlsyy.net

Qilian International Holding Group Limited and Subsidiaries

Condensed Consolidated Balance Sheets (unaudited)

	As of
	March 31	September 30
	2022	2021
ASSETS
CURRENT ASSETS:
Cash and cash equivalent	$11,716,555	$10,467,357
Restricted cash	4,949,616	2,140,016
Accounts receivable, net	296,186	1,733,306
Bank acceptance notes receivable	11,708,779	11,722,096
Inventories, net	13,369,081	12,495,831
Advances to suppliers, net	748,374	1,380,925
Other current assets	147,862	425,622
TOTAL CURRENT ASSETS	42,936,453	40,365,153

Property and equipment, net	10,677,345	9,119,502
Intangible assets, net	1,899,180	1,927,933
Investment in available-for-sale securities	19,334,600	20,323,400
Long term investment	681,819	639,466
Operating lease right of use assets	94,966	118,154
Deferred tax assets	352,236	427,120
Prepayments for property and equipment	3,981,683	2,243,622
Other long term assets	189,182	188,913
TOTAL ASSETS	$80,147,464	$75,353,263

CURRENT LIABILITIES:
Bank loans	$3,153,032	$-
Accounts payable	5,021,366	6,643,691
Advance from customers	3,227,794	2,467,296
Advance from customers - related parties	9,802	17,318
Bank notes payable	9,674,845	7,867,018
Deferred government grants-current	245,872	351,567
Taxes payable	317,511	305,305
Operating lease liabilities, current	44,724	55,847
Accrued expenses and other payables	479,734	466,838
TOTAL CURRENT LIABILITIES	22,174,680	18,174,880

LONG TERM LIABILITIES
Operating lease liabilities, noncurrent	79,145	106,180
Deferred government grants - noncurrent	386,344	403,745

TOTAL LIABILITIES	22,640,169	18,684,805

Commitments and contingencies

EQUITY:
Ordinary Shares, $0.00166667 par value, 100,000,000 shares authorized, 35,750,000 and 30,000,000 Ordinary Shares issued and outstanding as of March 31, 2022 and September 30, 2021 , respectively	59,583	59,583
Additional paid-in capital	36,390,931	36,390,931
Statutory Reserve	3,074,507	2,857,121
Retained earnings	14,564,381	14,693,905
Accumulated other comprehensive loss	1,388,309	857,066
Total shareholders’ equity attributable to Qilian International	55,477,711	54,858,606
Noncontrolling interests	2,029,584	1,809,852
TOTAL EQUITY	57,507,295	56,668,458
TOTAL LIABILITIES AND EQUITY	$80,147,464	75,353,263

Qilian International Holding Group Limited and Subsidiaries

Condensed Consolidated Statements of Income and Comprehensive Income (unaudited)

	For the six months ended March 31
	2022	2021
NET REVENUE	$32,086,522	$29,939,173

COST OF REVENUE	29,266,270	25,848,510

GROSS PROFIT	2,820,252	4,090,663

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	1,593,007	1,818,722

INCOME FROM OPERATIONS	1,227,245	2,271,941

Other income (expenses)
Interest expense, net	18,772	(80,387)
Investment income (loss)	(958,167)	67,765
Grant income	59,225	48,657
Other income	227,58	213,868
Total Other income (expense)	(857,411)	249,903

INCOME BEFORE INCOME TAX PROVISION	369,834	2,521,844

PROVISION FOR INCOME TAXES	120,153	276,517

NET INCOME	249,681	2,245,327

Less: net (income) loss attributable to non-controlling interest	161,819	(105,257)

NET INCOME ATTRIBUTABLE TO QILIAN INTERNATIONAL HOLDING GROUP LIMITED	$87,862	$2,350,584

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	589,156	1,084,823
COMPREHENSIVE INCOME	838,837	3,330,150
Less: comprehensive income (loss) attributable to non - controlling interests	219,732	(12,511)
COMPREHENSIVE INCOME ATTRIBUTABLE TO QILIAN INTERNATIONAL HOLDING GROUP LIMITED	$619,105	$3,342,661

Earnings per common share - basic and diluted	$0.00	$0.07
Weighted average shares - basic and diluted	35,750,000	32,428,571

Qilian International Holding Group Limited and Subsidiaries

Condensed Consolidated Statements of Cash flows (unaudited)

	For the six months ended March 31
	2022	2021
Cash flows from operating activities:
Net Income	$249,681	2,245,327
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Amortization of the right-of-use assets	25,217	62,410
Depreciation and amortization	542,214	590,489
Loss from disposal of property and equipment	-	-
Provision of doubtful accounts	(25,688)	(21,357)
Inventory reserve	(108,861)	350,186
Deferred tax expense (income)	82,257	(36,090)
Unrealized loss from available-for-sale securities	988,800
Investment income	(30,633)	(5,768)
Changes in operating assets and liabilities:
Accounts receivable	1,487,728	1,009,208
Bank acceptance notes receivable	224,657	8,058,486
Bank acceptance notes payable	1,657,977	-
Inventories	(535,184)	(714,555)
Advances to suppliers	654,668	(596,309)
Other current assets	287,351	325,467
Accounts payable	(1,851,881)	827,898
Advance from customers	712,649	(941,445)
Advance from customers - related parties	(7,795)	(16,103)
Deferred revenue	(136,176)	(214,402)
Tax payables	6,646	(349,482)
Accrued expenses and other payables	4,416	(830,314)
Operating lease liabilities	(40,913)	(48,068)
Net cash provided by operating activities	4,187,130	9,695,578

Cash flows from investing activities:
Purchase of property and equipment	(1,865,328)	(1,053,496)
Prepayment for property and equipment	(1,689,933)	-
Purchase of intangible assets	-	(1,798)
Proceeds from (Payment made for) long term investment	-	(30,369)
Purchase of available-for-sales securities	-	(20,000,000)
Net cash used in investing activities	(3,438,364)	(21,085,663)

Cash flows from financing activities:
Proceeds from bank loans	3,139,126	7,628,812
Repayment of bank loans	-	(12,206,100)
Cash receipts from equity issuance, net of issuance cost	-	23,967,441
Net cash provided by financing activities	3,139,126	19,390,153

Effect of exchange rate change on Cash	170,906	445,421

Net increase (decrease) in cash and cash equivalents	4,058,798	8,445,489
Cash and cash equivalents at beginning of period	12,607,373	11,867,130
Cash and cash equivalents at end of period	$16,666,171	20,312,619

Supplemental cash flow information
Cash paid for interest	$151,456	$147,230
Cash paid for income taxes	$140,331	$136,415

Supplemental schedule of non-cash investing and financing activities:
Property and equipment purchase financed by accounts payable	$116,897	$-

Qilian International Holding Group Limited and Subsidiaries

Condensed Consolidated Statements of Changes in Equity (unaudited)

	Ordinary Shares		Additional			Accumulated Other
	Shares	Amount	Paid-in Capital	Retained Earnings	Statutory Reserve	Comprehensive Income	Shareholders' Equity	Non-controlling Interests	Total Equity
Balance at September 30, 2020	30,000,000	$50,000	$12,252,077	$12,197,372	$2,200,786	$(602,001)	$26,098,234	$2,743,273	$28,841,507
Common stock issued in initial public offering	5,750,000	9,583	23,960,031	-	-	-	23,969,614	-	23,969,614
Non controlling interest transaction	-	-	408,942	-	-	-	408,942	(408,942)	-
Net income for the year	-	-	-	2,350,584			2,350,584	(105,257)	2,245,327
Appropriation for statutory reserve	-	-	-	(615,906)	615,906	-	-	-	-
Foreign currency translation adjustment	-	-	-			992,077	992,077	92,746	1,084,823
Balance at March 31, 2021	35,750,000	$59,583	$36,621,049	$13,932,050	$2,816,692	$390,076	$53,819,451	$2,321,821	$56,141,272

Balance at September 30, 2021	35,750,000	$59,583	$36,390,931	$14,693,905	$2,857,121	$857,066	$54,858,606	$1,809,852	$56,668,458
Net income for the year	-	-	-	87,862	-	-	87,862	161,819	249,681
Appropriation for- statutory reserve	-	-	-	(217,386)	217,386	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	531,243	531,243	57,913	589,156
Balance at March 31, 2022	35,750,000	$59,583	$36,390,931	$14,564,381	$3,074,507	$1,388,309	$55,477,711	$2,029,584	$57,507,295